ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-263376 Dated September 1, 2023

Principal at Risk Contingent Income Auto-Callable Securities with Daily Coupon Observation and 6-Month Initial Non-Call Period Based on the Worst Performing of the common stock of McDonald’s Corporation, the common stock of Restaurant Brands International Inc. and the common stock of Yum! Brands, Inc. due on or about September 11, 2026

This document provides a summary of the terms of the Principal at Risk Contingent Income Auto-Callable Securities with Daily Coupon Observation and 6-Month Initial Non-Call Period (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying equity and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying equities:

Common stock of McDonald’s Corporation (Bloomberg Ticker: “MCD UN”)

Common stock of Restaurant Brands International Inc. (Bloomberg Ticker: “QSR UN”)

Common stock of Yum! Brands, Inc. (Bloomberg Ticker: “YUM UN”)

Stated principal amount:	$1,000.00 per security
Pricing date:	Expected to be September 6, 2023
Original issue date:	Expected to be September 11, 2023 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	Expected to be September 8, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be September 11, 2026, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:	If, on any observation end date (other than the first observation end date and the final determination date), the closing prices of all of the underlying equities are equal to or greater than their respective call threshold levels, the securities will be automatically redeemed for an early redemption amount on the first contingent payment date immediately following the related observation end date.
Early redemption amount:	The early redemption amount will be an amount equal to (i) the stated principal amount plus (ii) any contingent payment otherwise payable with respect to the related observation period.
Contingent payment:	■ If the closing prices of all of the underlying equities are equal to or greater than their respective coupon barrier levels on each trading day during an observation period, we will pay a contingent payment of $27.00 (equivalent to 10.80% per annum of the stated principal amount) per security on the related contingent payment date.
■ If the closing price of any underlying equity is less than its respective coupon barrier level on any trading day during an observation period, we will not pay a contingent payment with respect to that observation period.
Observation end dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Payment at maturity:	■

If the final prices of all of the underlying equities are equal to or greater than their respective downside threshold levels:

(i) the stated principal amount plus (ii) any contingent payment otherwise payable on the maturity date.

■

If the final price of any underlying equity is less than its downside threshold level:

a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return of the worst performing underlying equity, for an amount equal to (i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying equity.

If the final price of any underlying equity is less than its downside threshold level, investors will lose a significant portion and, in extreme situations, all of their initial investment regardless of the performance of any other underlying equity.

Underlying return:	With respect to each underlying equity, the quotient, expressed as a percentage of the following formula: (final price − initial price) / initial price
Worst performing underlying equity:	The underlying equity with the lowest underlying return as compared to any other underlying equity
Call threshold level:	With respect to each underlying equity, 100.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement. The actual call threshold levels will be determined on the pricing date.
Coupon barrier level:	With respect to each underlying equity, 70.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement. The actual coupon barrier levels will be determined on the pricing date.
Downside threshold level:	With respect to each underlying equity, 60.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement. The actual downside threshold levels will be determined on the pricing date.
Initial price:	With respect to each underlying equity, the closing price of such underlying equity on the pricing date.
Final price:	With respect to each underlying equity, the closing price of such underlying equity on the final determination date.
CUSIP / ISIN:	90279WAV6 / US90279WAV63
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.50% of the aggregate principal amount.
Estimated initial value:	Expected to be between $918.50 and $948.50 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988223023194/ubs_424b2-12392.htm
HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold level of 60.00% of the hypothetical initial price of the worst performing underlying equity and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Worst Performing Underlying Equity	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-41.00%	$590.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information About UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of loss at maturity. The securities differ from ordinary debt securities in that UBS will not necessarily repay the stated principal amount of the securities at maturity. If the securities are not redeemed prior to maturity, UBS will repay you the stated principal amount of your securities in cash only if the final prices of all of the underlying equities are equal to or greater than their respective downside threshold levels on the final determination date and will only make such payment at maturity. If the securities are not redeemed prior to maturity and the final price of any underlying equity is less than its respective downside threshold level, you will lose a percentage of your principal amount equal to the underlying return of the worst performing underlying equity.

▪Contingent repayment of stated principal amount only at maturity.

▪You may not receive any contingent payments.

▪Higher contingent payments are generally associated with a greater risk of loss.

▪Reinvestment risk.

▪You will not participate in any appreciation of any underlying equity and will not have the same rights as holders of any underlying equity.

▪Because the securities are linked to the performance of more than one underlying equity, there is an increased probability that you will not receive a contingent payment with respect to an observation period and that you will lose a significant portion or all of your initial investment.

Risks Relating to Characteristics of the Underlying Equities

▪Single equity risk.

▪You are exposed to the market risk of each underlying equity.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪No affiliation with the underlying equity issuers.

▪The securities are subject to sector concentration risk.

▪Risks associated with non-U.S. markets.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the securities.

▪Potentially inconsistent research, opinions or recommendations by UBS.

▪We may engage in business with or involving the underlying equity issuers without regard to your interests.

▪Potential UBS impact on an underlying equity.

▪Following certain events, the calculation agent can make adjustments to the underlying equities and terms of the securities that may adversely affect the market value of, and return on, the securities.

Risks Relating to General Credit Characteristics

▪The securities are subject to the credit risk of UBS.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Equities

For information about the underlying equities, including historical performance information, see “Information About the Underlying Equities” in the preliminary pricing supplement.

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